



Positioned for Growth

SUMMARY REPORT 2009-10

sats
one with you


one with you

We aim to be the first choice provider of Gateway Services and Food Solutions by leveraging on our capabilities to delight users and exceed customers' expectations.

Contents

Key Figures

FY 2009-10

Metric	Value	Change
Revenue	$1,538.9m	+45%
Operating Profit	$184.4m	+8%
PATMI	$181.2m	+23%
Free Cashflow	$190.1m	+22%
Total Assets	$1,909.1m	-7%
Economic Value Added	$67.2m	+156%
Dividend Per Share	13¢	+30%
Dividend Payout Ratio	78.1%	+4.6PPT
Earnings Per Share	16.7¢	+23%
Return On Equity	12.6%	+2.1PPT

Statistical Highlights

	2009-10	2008-09	2007-08	2006-07	2005-06
FINANCIAL STATISTICS					
Group ($million)					
Total revenue	1,538.9	1,062.1	958.0	945.7	932.0
Total expenditure	1,354.5	891.2	783.7	792.5	747.9
Operating profit	184.4	170.9	174.3	153.2	184.1
Profit before tax	223.1	183.5	248.7	219.8	246.1
Profit after tax	182.1	148.5	195.2	179.0	189.2
Profit attributable to equity holders of the Company	181.2	146.8	194.9	178.2	188.6
Equity attributable to equity holders of the Company	1,481.9	1,398.1	1,383.9	1,314.2	1,202.5
Total assets	1,909.1	*2,055.2	1,849.5	1,804.2	1,717.9
Total debt	24.1	251.5	208.0	202.8	247.5
Value added	802.8	639.3	682.5	675.1	665.1
Economic value added	67.2	26.2	53.9	60.7	79.8
Financial Ratios					
Return on average equity holders' funds (%)	12.6	10.6	14.4	14.2	16.7
Total debt equity ratio (times)	0.02	0.18	0.15	0.15	0.21
Return on total assets (%)	9.2	7.6	10.7	10.2	11.4
Per Share Data					
Earnings per share (cents) – basic	16.7	13.6	18.2	17.0	18.2
Earnings per share (cents) – diluted	16.7	13.6	17.9	16.9	18.1
Net asset value per share ($)	1.37	1.29	1.29	1.24	1.15
Interim dividend (cents per share)	5.0	4.0	4.0	4.0	4.0
Proposed dividend (cents per share)	8.0	6.0	10.0	6.0	6.0
Special dividend (cents per share)	–	–	–	5.0	–
Dividend cover (times)	1.3	1.4	1.3	1.4	2.3
Dividend payout (%)	78.1	73.5	77.5	48.5	44.4

* Restatement

	2009-10	2008-09	2007-08	2006-07	2005-06
OPERATING STATISTICS					
Employee Productivity					
Average number of employees	11,932	9,196	7,938	7,461	7,660
Revenue per employee ($)	128,974	115,495	120,961	126,747	121,675
Value added per employee ($)	67,293	69,524	85,979	90,477	86,831
Value added per $ of employment cost	1.66	1.66	1.85	1.76	1.91
Operating Data					
Airfreight throughput (million tonnes)	1.41	1.46	1.57	1.55	1.49
Passengers served (million)	32.99	30.91	31.65	29.27	27.32
Inflight meals prepared (million)	23.47	25.19	25.72	24.74	24.19
Flights handled (thousand)	95.40	88.16	85.95	84.52	84.11

Notes:
1 SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2 Return on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3 Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4 Return on total assets is the profit attributable to equity holders of the Company expressed as a percentage of the average total assets.
5 Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
6 Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
7 Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
8 Dividend cover is profit attributable to equity holders of the Company divided by total dividend (net of tax).
9 Payout ratio is total ordinary dividend (net of tax) divided by profit attributable to equity holders of the Company.

Financial Calendar

Financial Year Ended 31 March 2010

27 July 2009
Announcement of
1Q FY2009-10 results

Results conference call with live webcast for 1Q FY2009-10

14 August 2009
Payment of final dividend

22 October 2009
Announcement of
2Q FY2009-10 results

Results conference call with live webcast for 2Q FY2009-10

25 November 2009
Payment of interim dividend

4 February 2010
Announcement of
3Q FY2009-10 results

Results conference call with live webcast for 3Q FY2009-10

5 May 2010
Announcement of
4Q FY2009-10 results

Analysts and media briefing for 4Q FY2009-10 results

25 June 2010
Despatch of Summary Report to shareholders

9 July 2010
Despatch of Annual Report to shareholders

30 July 2010
Annual General Meeting

6 August 2010
Book closure date

18 August 2010
Proposed payment of final dividend

Financial Year Ending 31 March 2011

29 July 2010
Proposed announcement of
1Q FY2010-11 results

2 November 2010
Proposed announcement of
2Q FY2010-11 results

January/February 2011
Proposed announcement of
3Q FY2010-11 results

May 2011
Proposed announcement of
4Q FY2010-11 results

Chairman's Statement

Dear Shareholders,

FY2009-10 has been a remarkable year for SATS for a number of reasons. We grew financially as our people continued to drive growth and delivered a strong set of financial results despite the economic downturn. We successfully acquired Singapore Food Industries (SFI) and have substantially completed the integration of this significant business unit into our Food Solutions division. We renewed our ground and cargo handling, airline catering and aviation security contracts with our major customer. We also continued to strengthen our pillars in Gateway Services and Food Solutions in preparation for the aviation upturn and for future growth.

Performance Review

The global economic downturn brought uncertainty to all sectors of the global market place, not least of all the economic bell-weather that is aviation. A core part of our business is in aviation and the myriad of news reports and analysis, especially in the first half of the financial year, painted a bleak picture.

However, that picture was not bleak for SATS. In fact, our business has continued to grow during the year, with the addition of new customers and business partners, the extension of service agreements with our existing customers as well as access to new opportunities, particularly in the tourism and hospitality sectors, through the strengthening of our core competencies in Gateway Services and Food Solutions.

In FY2009-10, SATS reported a good set of results, underpinned by the consolidation of SFI for the full 12 months. Despite a 5.4% dip in aviation revenue, our operating revenue rose 44.9% over the year before to $1.54 billion while operating profit increased 7.9% to $184.4 million.

Better performance reported by our ground handling associates, especially those in Indonesia and Hong Kong, saw contribution from our overseas associates jump 88.7% to $41.9 million. Consequently, our profit before tax grew 21.5% year-on-year to $223.0 million while our net profit attributable to equity holders rose 23.5% to $181.2 million.

In view of our financial performance and capital structure, the Board has recommended a final dividend of 8 cents per share. Including the interim dividend paid earlier on 25 November 2009, the proposed total dividend will be 13 cents per share, compared to 10 cents per share paid in FY2008-09. This represents a dividend payout ratio of 78.1% of net profit attributable to equity holders, up from 73.5% in FY2008-09. The final dividend, upon shareholders' approval at the forthcoming annual general meeting of the Company, will be paid on 18 August 2010.

Business Review

Gateway Services

For the year in review, SATS continued to handle about 80% of the scheduled flights at Singapore Changi Airport. Our strategic partnership with our major customer, Singapore Airlines (SIA), has gone from strength to strength, resulting in the renewal of several significant contracts at Singapore Changi Airport. These included the signing of comprehensive ground handling, cargo handling and aviation security contracts with SIA.

Despite the change in our parentage from SIA, we continue to drive a close association with SIA and we are grateful to SIA for its continued support and guidance.

Other contracts secured and renewed at Singapore Changi Airport included ground and cargo handling for China Eastern Airlines, Japan Airlines, Royal Brunei Airlines and Swiss World Cargo.

These contract awards are an independent affirmation of SATS' competitiveness and a testament to the strong ongoing relationships we hold with our customers.

SATS is well positioned for its future at Singapore Changi Airport and beyond. While news of the third entrant into ground handling has yet to be announced, we welcome new competition and believe our achievements with SIA and many other airline customers at Singapore Changi Airport will serve us well as the local market opens up. Furthermore, through our low-cost unit Asia-Pacific Star, we are able to effectively serve the fastest growing segment in the aviation sector.

"Today, SATS is poised to leverage on its core competencies in Gateway Services and Food Solutions to grow and become a key service provider in the hospitality and tourism sectors across the regions."



In our aspiration to help reinforce Singapore's position as the leading aviation hub, we introduced two key initiatives during the year. Coolport @ Changi, the first on-airport facility for handling terminal and transit perishables cargo, was launched in August 2009 with an ambition to become the preferred transhipment hub for perishables cargo in Asia.

Costing approximately $16 million to build, this new facility – with an annual operating capacity of about 250,000 tonnes – will offer multi-tiered zones with different temperatures to handle urgent medical cargo, pharmaceutical products and commodities such as live seafood, ornamental fish and meats. It will also present our airline customers with the opportunity to access a new revenue source.

In January 2010, we launched the ONE! Service initiative together with the new uniform for our frontline staff. Through ONE! Service, which stands for "Outstanding aNd Exceptional Service", we aim to drive a positive service culture amongst our frontline staff who are key touch points for passengers flying into Singapore Changi Airport.

On the non-aviation side, SATS has benefited from the recent transformation of Singapore's tourism and hospitality landscape. The launch of the two Integrated Resorts in Singapore has presented new opportunities for SATS. During the year, we were awarded a contract by Resorts World Sentosa to provide armed security services at the resort.

Chairman's Statement

PATMI

$181.2m

+23%

	($m)
FY 09-10	181.2
FY 08-09	146.8
FY 07-08	194.9
FY 06-07	178.2
FY 05-06	188.6

Dividend Payout Ratio

Excludes special dividend

78.1%

+4.6PPT

	%
FY 09-10	78.1
FY 08-09	73.5
FY 07-08	77.5
FY 06-07	48.5
FY 05-06	44.4

Food Solutions

The acquisition of SFI has strengthened SATS' ability to weather the economic turbulence, as it is both accretive to our earnings and cash generation. We now have a Food Solutions business that enables us to access new geographical markets and customer segments. Our overseas presence has increased considerably, with the Daniels Group accounting for nearly a quarter of our operating revenue.

At the close of FY2009-10, we had substantially completed the integration of SFI and attained meaningful cost savings of $7 million per annum. We expect the cost savings to reach more than $12 million per annum as we progressively complete the various integration projects across the Food Solutions division.

On the aviation Food Solutions side, SATS serves 85% of the scheduled flights at Singapore Changi Airport. During the year in review, we renewed airline catering contracts with SIA, our major customer, as well as with China Eastern Airlines and Tiger Airways.

The launch of the Integrated Resorts has also benefited our non-aviation Food Solutions business as we signed a meat supply contract with Marina Bay Sands and another with Resorts World Sentosa to provide flat sheet laundry services.

In the area of events catering, we won a contract to cater meals for athletes and games officials at the first Asian Youth Games held in Singapore in June-July 2009. In the area of hospital catering, we added St Andrew's Community Hospital to our customer list and also worked closely with our existing customer, the National University Hospital, to develop new menus for its in-patient meals.

Abroad, our UK subsidiary Daniels Group performed well in FY2009-10. It saw a 6.4% increase in sales in sterling terms, with chilled soup and ready meals each contributing 28% and chilled juices contributing 25% to its revenue.

During the year, Daniels secured new contracts with major customers such as Sainsbury's and Coop, and also added Minor Weir & Willis and UFC as its new customers in the foodservice segment.

Recognition for good service

Our success in working with our customers and delivering good service was reflected in the following awards we won:

- 'Air Cargo Terminal Operator of the Year (Asia Pacific)' in the 2009 Frost and Sullivan Asia Pacific Transportation and Logistics Awards;



- 22 Star Awards, 8 Gold Awards and 18 Silver Awards at the SPRING Singapore's Excellent Service Awards 2009; and
- 60 awards at the Singapore Airlines Transforming Customer Services Awards which recognised our frontline staff for service excellence.

Looking Ahead

With the current economic rebound in Asia, including Singapore, the aviation industry appears to be on the path to recovery. Across the regions, we expect to see an improvement in our activity levels in the new financial year as airlines gradually reinstate capacity with increased flights and cargo throughput. We expect our activity levels to surpass those seen before the downturn by the end of this financial year, barring any unforeseen circumstances.

More importantly, we remain strongly committed to our philosophy of embracing customer intimacy by developing innovative propositions for our customers. We continue to look for growth opportunities, both organic and inorganic, in and outside of Singapore to deliver sustained profitability. To this end, we have put in place a new $500 million multi-currency medium term note programme to provide access to alternative sources of funds should compelling opportunities arise.

Today, SATS is poised to leverage on its core competencies in Gateway Services and Food Solutions to grow and become a key service provider in the hospitality and tourism sectors across the regions.

In the area of Gateway Services, plans are already underway to launch new products and services, on-and off-airport. We are assessing opportunities at home for expansion into new gateways that will leverage on our core competence in facilitating people movements.

Overseas, we continue to explore new locations in Asia and the Middle East via strategic partnerships to grow our presence and serve our key customers in more locations. I am pleased to note that we have recently signed an agreement with our partner, Air India, to form a single 50:50 joint venture (JV) company, Air India SATS Airport Services (AISATS). With a legal entity now in place to house both partners' three existing ground and cargo handling JVs in Bangalore and Hyderabad, we are able to start recognising profit contribution from our ground handling operations in India in this new financial year. At the same time, we also look forward to deepening our presence in India to serve our key customers at more locations, as well as new customers.

In the area of Food Solutions, we see numerous exciting opportunities that could potentially expand our customer list and deepen our relationships with existing customers. Our target customers are in these five segments, namely carriers, government agencies, retail, hotels/resorts and institutions.

Chairman's Statement



In Singapore, we will continue to work on new contracts for catering and supply of food materials, while strengthening our product categories. We also look to broaden our food sources and to this end, I am happy to inform you that our subsidiary SFI has just entered into a JV agreement to set up a modern, integrated pig farm in China in Yongji County, Jilin Province over six years. This integrated pig farm, which will have an eventual annual production of 1 million pigs, will enable SFI to diversify its sources of pork supply as it plans to market and distribute the meat products in Singapore as well as in China and other overseas markets.

Abroad, we remain steadfast in growing our global service network in key aviation hubs in the UK, Middle East and Hong Kong, via strategic acquisitions and joint ventures. Daniels Group, our UK subsidiary, is keenly looking at new product launches and at strengthening its existing brands via acquisitions.

Last but not least, we strive to continue improving our productivity and operational excellence across the group. It is of paramount importance that we develop our people, help them grow with the organisation, and ensure that they continue to find SATS a satisfying place to work in.

Acknowledgement

On behalf of the Board, I would like to extend my gratitude to our management, union and all of our staff – who work hard every day with dedication, loyalty and momentum to help continue to drive our business and deliver enviable results. As I have stated before, we are nothing without our people and during these turbulent economic times, our gratitude to our people cannot be overstated.

I also wish to thank my fellow members of the Board for their support, contribution and good counsel. They have done an excellent job in skillfully directing the Company in this turbulent period.

Finally, to our Shareholders, thank you for your continued confidence and support. We look forward to more dialogue with you as we continue to grow and evolve, and welcome your feedback and insight as always.

Edmund Cheng Wai Wing
Chairman

1 June 2010

Corporate Information

as at 1 June 2010

BOARD OF DIRECTORS

Edmund Cheng Wai Wing
Chairman
David Zalmon Baffsky
David Heng Chen Seng
Khaw Kheng Joo
Rajiv Behari Lall
Mak Swee Wah
Ng Kee Choe
Keith Tay Ah Kee
Yeo Chee Tong

BOARD COMMITTEES

Audit Committee

Keith Tay Ah Kee
Chairman

David Zalmon Baffsky
Member

Yeo Chee Tong
Member

Board Executive Committee

Edmund Cheng Wai Wing
Chairman

David Heng Chen Seng
Member

Mak Swee Wah
Member

Ng Kee Choe
Member

Board Risk Committee

Mak Swee Wah
Chairman

David Heng Chen Seng
Member

Khaw Kheng Joo
Member

Nominating Committee

Khaw Kheng Joo
Chairman

Rajiv Behari Lall
Member

Keith Tay Ah Kee
Member

Remuneration and Human Resource Committee

Edmund Cheng Wai Wing
Chairman

Ng Kee Choe
Member

Yeo Chee Tong
Member

COMPANY SECRETARY

Shireena Johan Woon

SHARE REGISTRAR

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young LLP
Public Accountants and Certified
Public Accountants
One Raffles Quay
North Tower #18-01
Singapore 048583

Audit Partner
Winston Ngan
(appointed for FY2005-06
to FY2009-10)

Nagaraj Sivaram
(appointed with effect from
FY2010-11)

COMPANY REGISTRATION NO.

197201770G

REGISTERED OFFICE

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

EXECUTIVE MANAGEMENT

Clement Woon Hin Yong
President & Chief Executive Officer

Lim Chuang
Chief Financial Officer

Tan Chuan Lye
Executive Vice President, Food Solutions

Ang Lee Nah
Senior Vice President, Corporate Development

Robert Burnett
Chief Executive Officer, UK

Chang Seow Kuay
Chief Executive Officer, Country Foods Pte. Ltd.

Chi Ping Huey
General Counsel

Tony Goh Aik Kwang
Senior Vice President, Strategy & Marketing

Leong Kok Hong
Senior Vice President, Strategic Partnership

Andrew Lim Cheng Yueh
Senior Vice President, Pearl River Delta Region

Philip Lim Chern Tjunn
Senior Vice President, Apron Services

Denis Suresh Kumar Marie
Senior Vice President, Passenger Services

Yacoob Bin Ahmed Piperdi
Senior Vice President, Cargo Services

Poon Choon Liang
Chief Operating Officer, Singapore Food Industries
Pte. Ltd.

SATS at a Glance

SATS Businesses

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Gateway Services and Food Solutions.

Our comprehensive scope of Gateway Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security and aircraft interior cleaning, while our Food Solutions business comprises airline catering, food distribution and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

Today, we handle 80% of the scheduled flights and serve about 50 of the 68 scheduled airlines out of Singapore Changi Airport. We have a presence in 31 airports in 9 countries in Asia. With our expanding food solutions business, we have also extended our reach beyond Asia to the UK.

Group Revenue

$1,538.9m

+45%

	($m)
FY 09-10	1,538.9
FY 08-09	1,062.1
FY 07-08	958.0
FY 06-07	945.7
FY 05-06	932.0


A380
sats
A380
sats



Group Revenue

By Business


0.8%
$11.8m
32.2%
$495.3m
67.0%
$1,031.8m

Total $1,538.9m
FY 2009-10


1.2%
$12.9m
47.9%
$508.2m
50.9%
$541.0m

Total $1,062.1m
FY 2008-09

Percentage change	%
Gateway Services	(2.6)
Food Solutions	90.7
Corporate	(8.5)
Total	44.9

Notes:
- Gateway Services: Revenues from ground and cargo handling, aviation security, aircraft interior cleaning and cargo delivery and management.
- Food Solutions: Revenues from inflight catering, food logistics, industrial catering, chilled and frozen food manufacturing, and airline linen and laundry.

By Industry


43.1%
$662.7m
56.9%
$876.2m

Total $1,538.9m
FY 2009-10


12.8%
$135.9m
87.2%
$926.2m

Total $1,062.1m
FY 2008-09

Percentage change	%
Aviation	(5.4)
Non-Aviation	n.m.
Total	44.9

Notes:
- Aviation: Revenues from aviation-related businesses in Gateway Services and Food Solutions.
- Non-Aviation: Revenues from Singapore Food Industries, Country Foods and Country Foods Macau.
- n.m.: not meaningful

By Geographical Location


27.3%
$420.8m
72.7%
$1,118.1m

Total $1,538.9m
FY 2009-10


7.5%
$79.5m
92.5%
$982.6m

Total $1,062.1m
FY 2008-09

Percentage change	%
Singapore	13.8
Overseas	n.m.
Total	44.9

Notes:
- Singapore: Revenues from Gateway Services and Food Solutions businesses within Singapore.
- Overseas: Revenues from Singapore Food Industries UK/Europe, Country Foods Macau and SATS HK.
- n.m.: not meaningful

Report by the Board of Directors

IMPORTANT NOTE:
The Summary Financial Report as set out on pages 12 to 26 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full Annual Report at no cost from the Company Secretary. Please use the request form at the end of this Summary Financial Report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2010.

1. Directors of The Company

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing – Chairman
David Zalmon Baffsky
David Heng Chen Seng – (Appointed on 15 October 2009)
Khaw Kheng Joo
Rajiv Behari Lall
Mak Swee Wah
Ng Kee Choe
Keith Tay Ah Kee
Yeo Chee Tong

Note: Dr Ow Chin Hock was a director of the Company until his retirement on 28 July 2009.

2. Directors' Interests in Ordinary Shares, Share Options and Debentures

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company as stated below:

Name of director	Direct interest 1.4.2009	Direct interest 31.3.2010	Deemed Interest 1.4.2009	Deemed Interest 31.3.2010
Interest in Singapore Airport Terminal Services Limited				
Ordinary shares				
Ng Kee Choe	11,000	**11,000**	–	**–**
Keith Tay Ah Kee	35,000	**35,000**	–	**–**
Yeo Chee Tong	200,000	**200,000**	–	**–**

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. Directors' Contractual Benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

Report by the Board of Directors

4. Options on Shares in The Company

(i) Employee Share Option Plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an Extraordinary General Meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at Extraordinary General Meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

(a) one year after the date of grant for 25% of the ordinary shares subject to the options;
(b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
(c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
(d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Remuneration and Human Resource Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing – Chairman
Ng Kee Choe – Member
Yeo Chee Tong – Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

The option scheme has since been terminated.

At the end of the financial year, options to take up 49,195,130 unissued ordinary shares in the Company were outstanding:

Date of grant	Balance at 1.4.2009/ date of grant	Cancelled	Exercised	Balance at 31.3.2010	Exercise price *	Exercisable period
28.3.2000	5,023,900	(1,819,700)	(3,204,200)	–	$2.15	28.3.2001 – 27.3.2010
3.7.2000	1,833,350	(303,700)	(436,300)	**1,093,350**	$1.75	3.7.2001 – 2.7.2010
2.7.2001	501,250	(104,200)	(117,350)	**279,700**	$1.19	2.7.2002 – 1.7.2011
1.7.2002	1,227,950	(323,200)	(284,000)	**620,750**	$1.55	1.7.2003 – 30.6.2012
1.7.2003	1,391,500	(296,700)	(319,200)	**775,600**	$1.42	1.7.2004 – 30.6.2013
1.7.2004	5,109,900	(754,550)	(1,030,950)	**3,324,400**	$2.04	1.7.2005 – 30.6.2014
1.7.2005	10,665,050	(103,600)	(2,459,450)	**8,102,000**	$2.22	1.7.2006 – 30.6.2015
3.7.2006	14,123,325	(108,625)	(5,741,270)	**8,273,430**	$2.05	3.7.2007 – 2.7.2016
2.7.2007	13,718,000	(217,300)	–	**13,500,700**	$3.01	2.7.2009 – 1.7.2017
1.7.2008	13,407,100	(181,900)	–	**13,225,200**	$2.17	1.7.2010 – 30.6.2018
	67,001,325	(4,213,475)	(13,592,720)	**49,195,130**		

* Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all share options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS102. As the incremental fair value of the share options resulted from the modification is $NIL, no adjustment is made to the share-based payment expenses.

Report by the Board of Directors

4. Options on Shares in The Company (Cont'd)

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")

At the Extraordinary General Meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded in respect of FY2007-08 and prior years could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares. In respect of RSP and PSP grants for FY2008-09 and FY2009-10, the final number of restricted shares and performance shares awarded could range between 0% and 150% of the initial restricted grants and between 0% and 200% of the initial grant of performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP award will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing – Chairman
Ng Kee Choe – Member
Yeo Chee Tong – Member

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the RSP and PSP.

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

Date of grant	Balance at 1.4.2009/later date of grant	Vested	Cancelled	Adjustments#	Balance at 31.3.2010
2.10.2006	84,044	(57,070)	(641)	–	**26,333**
27.7.2007	322,350	(72,824)	(500)	(203,906)	**45,120**
1.11.2007	41,000	(10,300)	–	(20,500)	**10,200**
28.7.2008	511,600	–	(22,900)	–	**488,700**
17.11.2008	50,000	–	–	–	**50,000**
12.11.2009	813,800	–	(23,800)	–	**790,000**
	1,822,794	(140,194)	(47,841)	(224,406)	**1,410,353**

Report by the Board of Directors

4. Options on Shares in The Company (Cont'd)

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") (Cont'd)

PSP

		Number of ordinary shares		
Date of grant	**Balance at 1.4.2009/later date of grant**	**Vested**	**Adjustments#**	**Balance at 31.3.2010**
2.10.2006	85,651	–	(85,651)	**–**
12.2.2007*	181,538	(181,538)	–	**–**
27.7.2007	98,200	–	–	**98,200**
1.11.2007	55,000	–	–	**55,000**
15.4.2008*	185,616	–	–	**185,616**
28.7.2008	92,000	–	–	**92,000**
12.11.2009	72,000	–	–	**72,000**
	770,005	(181,538)	(85,651)	**502,816**

* These relate to the PSP plan granted under Singapore Food Industries ("SFI") which were converted to Singapore Airport Terminal Services Limited ("SATS") shares in the financial year ended 31 March 2010.
# Adjustments at the end of the two-year and three-year performance period upon meeting/(not meeting) stated performance targets for RSP and PSP respectively.

Based on the Monte Carlo simulation model, the estimated fair value at the date of grant for each share granted under the RSP ranges from $2.01 to $2.18 (2008-09: $1.65 to $1.86) and the estimated fair value at the date of grant for each share granted under the PSP is $3.03 (2008-09: $1.62).

The number of contingent shares granted but not released as at 31 March 2010 were 1,410,353 (2008-09: 1,008,994) and 502,816 (2008-09: 330,851) for RSP and PSP respectively. Based on the achievement factor, the actual release of the awards could range from 81,653 (2008-09: 84,044) to a maximum of 2,074,803 (2008-09: 1,362,464), and zero to a maximum of 743,416 (2008-09: 542,277) fully-paid ordinary shares of SATS, for RSP and PSP respectively.

5. Audit Committee

The Audit Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6. Auditors

The auditors, Ernst & Young LLP, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

KEITH TAY AH KEE
Director

Dated this 4th day of May 2010

Statement by the Directors

pursuant to section 201(15)

We, EDMUND CHENG WAI WING and KEITH TAY AH KEE, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

(a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2010, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

KEITH TAY AH KEE
Director

Dated this 4th day of May 2010

Independent Auditors' Report

to the members of Singapore Airport Terminal Services Limited

We have examined the accompanying summary financial statement set out on pages 18 to 26.

In our opinion, the summary financial statement is consistent, in all material respects, with the financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2010 from which they were derived, and complies with the requirements of S203A of the Singapore Companies Act, Cap. 50 and regulations made thereunder.

In our auditors' report dated 4 May 2010, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2010, the statements of changes in equity of the Group and the Company and the consolidated income statement, consolidated statement of comprehensive income and consolidated cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2010 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 4th day of May 2010

The page numbers are stated in the Auditors' report dated 4 May 2010 included in the SATS Annual Report for the financial year ended 31 March 2010.

Consolidated Income Statement

for the year ended 31 March 2010 (in $ Thousand)

	GROUP	
	2009-10	**2008-09**
Revenue	**1,538,906**	1,062,094
Expenditure		
Staff costs	**(545,417)**	(442,758)
Cost of raw materials	**(409,512)**	(155,427)
Licensing fees	**(56,788)**	(59,889)
Depreciation and amortisation charges	**(90,796)**	(64,594)
Company accommodation and utilities	**(90,790)**	(77,093)
Other costs	**(161,239)**	(91,446)
	(1,354,542)	(891,207)
Operating Profit	**184,364**	170,887
Interest on borrowings	**(5,313)**	(6,708)
Interest income	**628**	6,872
Dividend from long-term investment, gross	**–**	1,167
Share of profits of associated companies	**41,934**	22,231
Share of loss of joint venture company	**(3)**	(1)
Loss on sale of investment in subsidiary	**–**	(44)
Gain on disposal of property, plant and equipment	**538**	470
Amortisation of deferred income, net of expenses	**929**	(538)
Loss on sale of short-term non-equity investment	**(5)**	(10,821)
Profit Before Tax	**223,072**	183,515
Taxation	**(40,951)**	(35,059)
Profit After Taxation	**182,121**	148,456
Profit Attributable To:		
Equity Holders of The Company	**181,241**	146,775
Minority Interests	**880**	1,681
Profit For The Year	**182,121**	148,456
Basic earnings per share (cents)	**16.7**	13.6
Diluted earnings per share (cents)	**16.7**	13.6

Consolidated Statement of Comprehensive Income

for the year ended 31 March 2010 (in $ Thousand)

	GROUP	
	2009-10	2008-09
Profit After Taxation	**182,121**	148,456
Other Comprehensive Income		
Net fair value changes on available-for-sale assets	**326**	358
Foreign currency translation	**(12,012)**	5,709
	(11,686)	6,067
Total Comprehensive Income	**170,435**	154,523
Total Comprehensive Income Attributable To:		
Equity Holders of The Company	**170,420**	152,794
Minority Interests	**15**	1,729
Total Comprehensive Income	**170,435**	154,523

Balance Sheets

at 31 March 2010 (in $ Thousand)

	GROUP		COMPANY	
	31.3.2010	31.3.2009 (Restated)	31.3.2010	31.3.2009
Share Capital	**288,018**	255,177	**288,018**	255,177
Reserves				
Revenue reserve	**1,224,444**	1,161,762	**905,397**	907,684
Foreign currency translation reserve	**(59,642)**	(48,495)	**–**	–
Share-based compensation reserve	**22,601**	23,824	**22,601**	23,824
Fair value reserve	**–**	(326)	**–**	(326)
Statutory reserve	**6,477**	6,123	**–**	–
	1,193,880	1,142,888	**927,998**	931,182
Equity Attributable to Equity Holders of The Company	**1,481,898**	1,398,065	**1,216,016**	1,186,359
Minority Interests	**18,299**	18,284	**–**	–
Total Equity	**1,500,197**	1,416,349	**1,216,016**	1,186,359
Deferred Taxation	**98,591**	104,226	**28,505**	27,882
Term Loans	**5,796**	11,294	**–**	–
Finance Leases	**4,154**	5,580	**–**	–
Other Long Term Liability	**4,000**	4,000	**4,000**	4,000
Deferred Income	**19,134**	20,957	**19,134**	20,957
	1,631,872	1,562,406	**1,267,655**	1,239,198
Represented by:				
Property, Plant and Equipment				
Freehold land and buildings	**13,459**	14,195	**–**	–
Leasehold land and buildings	**429,668**	460,780	**–**	–
Progress payments	**29,806**	4,864	**1,421**	295
Others	**121,391**	128,544	**171**	333
	594,324	608,383	**1,592**	628
Investment Properties	**6,459**	7,001	**385,869**	410,383
Subsidiary Companies	**–**	–	**540,754**	540,722
Long-Term Investment	**7,905**	7,904	**7,886**	7,886
Joint Venture Company	**–**	266	**–**	–
Associated Companies	**334,781**	333,465	**270,819**	270,819
Loan to a Subsidiary	**–**	–	**1,227**	726
Loan to an Associated Company	**140**	760	**140**	760
Intangible Assets	**461,952**	479,816	**6,021**	1,146
Other Non-Current Assets	**12,125**	12,064	**12,012**	12,064
Deferred Tax Assets	**5,687**	5,174	**680**	680
Current Assets				
Trade debtors	**219,438**	123,756	**7,368**	5,956
Other debtors	**16,650**	11,697	**1,851**	2,721
Prepayments	**9,091**	13,131	**1,263**	2,124
Related companies	**–**	236,631	**22,354**	157,025
Amount owing by associated companies	**516**	248	**517**	248
Loan to an associated company	**560**	608	**560**	608
Inventories	**43,161**	56,624	**360**	218
Short-term non-equity investments	**–**	20,400	**–**	20,400
Fixed deposits	**132,588**	83,872	**119,053**	83,083
Cash and bank balances	**63,761**	53,404	**12,087**	8,004
	485,765	600,371	**165,413**	280,387
Less:				
Current Liabilities				
Bank overdraft – secured	**599**	1,805	**–**	–
Trade creditors	**154,758**	136,892	**22,664**	19,608
Other liabilities	**64,472**	67,410	**3,146**	9,515
Related companies	**–**	–	**92,179**	44,516
Provision for taxation	**43,858**	53,857	**6,769**	13,364
Term loans	**12,841**	31,927	**–**	–
Notes payable	**–**	200,000	**–**	200,000
Finance leases – current	**738**	907	**–**	–
	277,266	492,798	**124,758**	287,003
Net Current Assets/(Liabilities)	**208,499**	107,573	**40,655**	(6,616)
	1,631,872	1,562,406	**1,267,655**	1,239,198

Statements of Changes in Equity

for the year ended 31 March 2010 (in $ Thousand)

	Attributable to Equity Holders of the Company									
	Share Capital	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
Group									
Balance at 31 March 2009	255,177	1,161,762	23,824	(326)	6,123	(48,495)	1,398,065	18,284	1,416,349
Profit for the year	–	181,241	–	–	–	–	181,241	880	182,121
Other comprehensive income for the year	–	–	–	326	–	(11,147)	(10,821)	(865)	(11,686)
Total comprehensive income for the year	–	181,241	–	326	–	(11,147)	170,420	15	170,435
Transfer to statutory reserve	–	(354)	–	–	354	–	–	–	–
Share-based payment	–	–	4,340	–	–	–	4,340	–	4,340
Share options exercised and lapsed	32,081	740	(4,803)	–	–	–	28,018	–	28,018
Award of performance and restricted shares	760	–	(760)	–	–	–	–	–	–
Dividends, net	–	(118,945)	–	–	–	–	(118,945)	–	(118,945)
Balance at 31 March 2010	**288,018**	**1,224,444**	**22,601**	**–**	**6,477**	**(59,642)**	**1,481,898**	**18,299**	**1,500,197**
Group									
Balance at 31 March 2008	250,079	1,165,972	16,796	(684)	5,900	(54,156)	1,383,907	3,996	1,387,903
Profit for the year	–	146,775	–	–	–	–	146,775	1,681	148,456
Other comprehensive income for the year	–	–	–	358	–	5,661	6,019	48	6,067
Total comprehensive income for the year	–	146,775	–	358	–	5,661	152,794	1,729	154,523
Transfer to statutory reserve	–	(223)	–	–	223	–	–	–	–
Share-based payment	–	–	7,632	–	–	–	7,632	–	7,632
Share options exercised and lapsed	796	313	(422)	–	–	–	687	–	687
Award of restricted shares	182	–	(182)	–	–	–	–	–	–
Issuance of shares	4,120	–	–	–	–	–	4,120	–	4,120
Issuance of share capital by subsidiary	–	–	–	–	–	–	–	525	525
Acquisition of shares in subsidiary	–	15	–	–	–	–	15	11,821	11,836
Disposal of shares in subsidiary	–	–	–	–	–	–	–	333	333
Dividends, net	–	(151,090)	–	–	–	–	(151,090)	(120)	(151,210)
Balance at 31 March 2009	255,177	1,161,762	23,824	(326)	6,123	(48,495)	1,398,065	18,284	1,416,349

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

Statements of Changes in Equity

for the year ended 31 March 2010 (in $ Thousand)

	Share Capital	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
Company					
Balance at 31 March 2009	255,177	907,684	23,824	(326)	1,186,359
Profit for the year	–	115,918	–	–	115,918
Other comprehensive income for the year	–	–	–	326	326
Total comprehensive income for the year	–	115,918	–	326	116,244
Share-based payment	–	–	4,340	–	4,340
Share options exercised and lapsed	32,081	740	(4,803)	–	28,018
Award of performance and restricted shares	760	–	(760)	–	–
Dividends, net	–	(118,945)	–	–	(118,945)
Balance at 31 March 2010	**288,018**	**905,397**	**22,601**	**–**	**1,216,016**
Company					
Balance at 31 March 2008	250,079	914,041	16,796	(684)	1,180,232
Profit for the year	–	144,420	–	–	144,420
Other comprehensive income for the year	–	–	–	358	358
Total comprehensive income for the year	–	144,420	–	358	144,778
Share-based payment	–	–	7,632	–	7,632
Share options exercised and lapsed	978	313	(604)	–	687
Issuance of shares	4,120	–	–	–	4,120
Dividends, net	–	(151,090)	–	–	(151,090)
Balance at 31 March 2009	255,177	907,684	23,824	(326)	1,186,359

Consolidated Cash Flow Statement

for the year ended 31 March 2010 (in $ Thousand)

	2009-10	2008-09
Cash flows from operating activities		
Profit before taxation	**223,072**	183,515
Adjustments for:		
Interest income	**(629)**	(6,872)
Interest on borrowings	**5,313**	6,708
Dividend from long-term investment	**-**	(1,167)
Depreciation and amortisation charges	**90,796**	64,594
Gain on disposal of property, plant and equipment	**(536)**	(470)
Share of profits of associated companies	**(41,934)**	(22,231)
Share of loss of joint venture company	**3**	1
Share-based payment expense	**4,340**	7,632
Amortisation of deferred income, net of expenses	**(929)**	538
Loss on sale of joint venture company	**8**	-
Impairment of property, plant and equipment	**18**	-
Negative goodwill arising from acquisition of subsidiary	**-**	(2,507)
Income from purchase price warranty claim	**-**	(1,112)
Gain on disposal of held for sale assets	**-**	(2,025)
Loss on disposal of long-term investment	**-**	44
Loss on disposal of short-term non-equity investments	**-**	10,821
Change in fair value reserve	**326**	-
Operating profit before working capital changes	**279,848**	237,469
Changes in working capital:		
(Increase)/decrease in debtors	**(100,846)**	18,367
Decrease/(increase) in prepayments	**4,040**	(10,219)
Decrease in inventories	**13,463**	9,851
Decrease in amounts owing by related companies	**96,363**	8,214
Increase/(decrease) in creditors	**11,438**	(25,874)
(Increase)/decrease in amounts due from associated companies	**(268)**	178
Cash generated from operations	**304,038**	237,986
Interest paid to third parties	**(5,293)**	(6,708)
Income taxes paid	**(44,553)**	(47,445)
Net cash from operating activities	**254,192**	183,833
Cash flows from investing activities		
Capital expenditure	**(64,122)**	(28,079)
Repayment of loan from associated company	**668**	427
Dividends from associated companies	**24,374**	18,311
Dividend from long-term investment	**-**	1,167
Proceeds from disposal of property, plant and equipment	**2,837**	1,817
Proceeds from purchase price warranty claim	**-**	556
Interest received from deposits	**828**	7,028
Proceeds from disposal of short-term non-equity investments	**20,400**	13,573
Capital expenditure for setting up associated companies	**-**	(3,862)
Proceeds from disposal of held for sale assets	**-**	5,176
Investment in subsidiaries, net of cash acquired	**-**	(457,829)
Acquisition of shares in subsidiary	**-**	(627)
Proceeds from sale of joint venture company	**255**	-
Net cash used in investing activities	**(14,760)**	(442,342)

Consolidated Cash Flow Statement

for the year ended 31 March 2010 (in $ Thousand)

	2009-10	2008-09
Cash flows from financing activities		
Bank charges on sale and leaseback arrangement	**(894)**	(2,360)
Repayment of medium-term notes and term loans	**(228,014)**	(14,073)
Repayment of finance leases	**(1,620)**	(319)
Drawdown of term loan	**3,377**	–
Proceeds from exercise of share options	**28,018**	687
Dividends paid	**(118,945)**	(151,090)
Dividends paid by subsidiary companies to minority interests	**–**	(120)
Proceeds from issuance of shares by subsidiary to minority interests	**–**	525
Net cash used in financing activities	**(318,078)**	(166,750)
Net decrease in cash and cash equivalents	**(78,646)**	(425,259)
Effect of exchange rate changes	**(1,343)**	675
Cash and cash equivalents at beginning of financial year	**275,739**	700,323
Cash and cash equivalents at end of financial year	**195,750**	275,739

Notes to Financial Statements

31 March 2010

1. General

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore and is listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). The Company ceased to be a subsidiary of Singapore Airlines Limited with effect from 1 September 2009. Transactions with Singapore Airlines Group were recorded as third party transactions from thereon.

The Company is an associated company of Venezio Investments Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore.

The registered office of the Company is at 20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises and provision of management services to related companies.

The principal activities of the subsidiaries are disclosed in Note 21 to the financial statements.

The consolidated financial statements for the financial year ended 31 March 2010 were authorised for issue in accordance with a resolution of the Directors on 4 May 2010.

2. Related Party Transactions (in $ Thousand)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Singapore Airlines Limited and companies owned and controlled by it were considered as related companies, before the Company was divested from Singapore Airlines Limited on 31 August 2009.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions took place at terms agreed between the parties during the financial year:

	GROUP		COMPANY	
	2009-10	2008-09	2009-10	2008-09
Services rendered by:				
Singapore Airlines Limited (Up to 31.8.2009)	**6,095**	18,329	**1,128**	3,471
Subsidiary companies	**–**	–	**173**	161
Related companies	**104**	49	**–**	–
	6,199	18,378	**1,301**	3,632
Sales to:				
Singapore Airlines Limited (Up to 31.8.2009)	**167,017**	451,295	**297**	741
Subsidiary companies	**–**	–	**64,230**	64,255
Related companies	**59,780**	159,570	**1,130**	2,012
Associated companies	**1,436**	1,458	**1,436**	1,458
	228,233	612,323	**67,093**	68,466

Notes to Financial Statements

31 March 2010

2. Related Party Transactions (in $ Thousand) (Cont'd)

Directors' and key executives' remuneration of the Company:

	COMPANY 2009-10	2008-09
Key executives		
Salary, bonuses and other costs	**5,600**	2,754
CPF and other defined contributions	**149**	54
Share-based compensation expense	**333**	330
	6,082	3,138
Directors		
Directors' fees (Note 6)	***1,051**	749

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name of participant	Aggregate options granted since commencement of scheme to end of financial year	Aggregate options exercised since commencement of scheme to end of financial year	Aggregate options outstanding at end of financial year
Tan Chuan Lye	624,500	(272,000)	352,500
Chang Seow Kuay	98,700	(50,200)	48,500
Tony Goh Aik Kwang	284,100	(124,100)	160,000
Leong Kok Hong	592,500	(353,500)	239,000
Andrew Lim Cheng Yueh	258,200	(45,950)	212,250
Denis Suresh Kumar Marie	80,600	(21,750)	58,850
Yacoob Bin Ahmed Piperdi	377,950	(68,000)	309,950

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name of participant	Shares granted during financial year	Aggregate shares granted since commencement of plan to end of financial year	Aggregate shares vested since commencement of plan to end of financial year	Aggregate shares not released at end of financial year
Clement Woon Hin Yong	124,000	344,000	(10,300)	333,700
Lim Chuang	27,000	77,000	–	77,000
Tan Chuan Lye	27,000	94,768	(9,700)	85,068
Ang Lee Nah	27,000	27,000	–	27,000
Robert Burnett	27,000	27,000	–	27,000
Chang Seow Kuay	27,000	90,503	(9,500)	81,003
Tony Goh Aik Kwang	27,000	81,107	(8,900)	72,207
Leong Kok Hong	18,900	68,052	(5,200)	62,852
Andrew Lim Cheng Yueh	18,900	61,707	(8,200)	53,507
Denis Suresh Kumar Marie	33,000	58,335	(2,300)	56,035
Yacoob Bin Ahmed Piperdi	18,900	79,561	(12,000)	67,561
Poon Choon Liang	27,000	27,000	–	27,000
Frankie Tan Chiew Kuang	18,900	18,900	–	18,900

Additional Information

required by the Singapore Exchange Securities Trading Limited ("SGX-ST")

1. Interested Person Transactions (in $ Thousand)

The interested person transactions entered into during the financial year ended 31 March 2010 are as follows:

Name of interested person	Aggregate value of all interested person transactions entered into during the financial year (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	Aggregate value of all interested person transactions entered into during the financial year under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)
Singapore Airlines Limited	–	1,378,390
Singapore Airlines Cargo Pte Ltd	–	607,700
Tiger Airways Pte Ltd	–	20,480
SMRT Taxis Pte Ltd	–	9,000
ST Synthesis Pte Ltd	–	3,700
NCS Pte Ltd	–	2,980
Great Wall Airlines Company Limited	–	1,040
Singapore Telecommunications Limited	–	550
Certis Cisco Security Pte Ltd	–	350
Total	–	2,024,190

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Person Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

All the above interested person transactions were done on normal commercial terms.

2. Material Contracts

Except as disclosed above and in the financial statements for the financial year ended 31 March 2010, there were no material contracts entered into by the Company and its subsidiaries involving the interests of its President and Chief Executive Officer, Directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

Information on Shareholdings

as at 27 May 2010

Number of shares in issue	:	1,095,269,259
Class of shares	:	Ordinary shares
Voting rights	:	1 vote per share

Analysis of Shareholdings

Range of Shareholdings	No. of Shareholders	%	Amount of Shareholdings	%
1 – 999	8,179	21.97	4,709,785	0.43
1,000 – 10,000	26,066	70.02	72,452,287	6.62
10,001 – 1,000,000	2,960	7.95	104,086,200	9.50
1,000,001 and above	24	0.06	914,020,987	83.45
Total	37,229	100.00	1,095,269,259	100.00

Major Shareholders

No.	Name	No. of Shares held	%
1	Venezio Investments Pte. Ltd.	479,096,858	43.74
2	Citibank Nominees Singapore Pte Ltd	122,518,152	11.19
3	DBS Nominees Pte Ltd	102,089,154	9.32
4	HSBC (Singapore) Nominees Pte Ltd	47,761,247	4.36
5	Raffles Nominees (Pte) Ltd	45,667,362	4.17
6	DBSN Services Pte Ltd	38,432,686	3.51
7	United Overseas Bank Nominees Pte Ltd	35,979,351	3.28
8	Morgan Stanley Asia (Singapore)	6,474,166	0.59
9	DBS Vickers Securities (S) Pte Ltd	4,440,299	0.41
10	BNP Paribas Securities Services Singapore	4,420,065	0.40
11	DB Nominees (S) Pte Ltd	3,622,028	0.33
12	Leong Khuen Nyean	2,740,000	0.25
13	Wong Kong Choo	2,715,000	0.25
14	OCBC Nominees Singapore Private Limited	2,483,893	0.23
15	Merrill Lynch (Singapore) Pte Ltd	2,399,099	0.22
16	Phillip Securities Pte Ltd	2,306,715	0.21
17	Capital Intelligence Limited	2,000,000	0.18
18	UOB Kay Hian Pte Ltd	1,687,869	0.15
19	Societe Generale Singapore Branch	1,637,440	0.15
20	Western Properties Pte Ltd	1,191,068	0.11
		909,662,452	83.05

Information on Shareholdings

as at 27 May 2010

Substantial Shareholders

As at 27 May 2010, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name of Substantial Shareholder	No. of shares in which the substantial shareholder has a direct interest (representing percentage of total shareholding**)	No. of shares in which the substantial shareholder has a deemed interest (representing percentage of total shareholding**)	Total no. of shares in which the substantial shareholder is interested (representing percentage of total shareholding**)
Temasek Holdings (Private) Limited	–	*479,577,172 (approximately **43.79%)	479,577,172 (approximately **43.79%)
Tembusu Capital Pte. Ltd.	–	*479,096,858 (approximately **43.74%)	479,096,858 (approximately **43.74%)
Napier Investments Pte. Ltd.	–	*479,096,858 (approximately **43.74%)	479,096,858 (approximately **43.74%)
Venezio Investments Pte. Ltd.	479,096,858 (approximately **43.74%)	–	479,096,858 (approximately **43.74%)

* Derived mainly through the direct interest of Venezio Investments Pte. Ltd.
** The shareholding percentages have been calculated based on a total issued share capital of 1,095,269,259 shares as at 27 May 2010.

Shareholding held by the Public

Based on information available to the Company as at 27 May 2010, approximately 55% of the issued shares of the Company is held by the public (as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST")). The Company hence confirms that Rule 723 of the Listing Manual of the SGX-ST has been complied with.

Notice of Annual General Meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 37th Annual General Meeting of the Company will be held at the Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on Friday 30 July 2010 at 9.30 a.m. to transact the following business:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2010 and the Auditors' Report thereon.

2. To declare a final tax-exempt (one-tier) dividend of 8 cents per share for the year ended 31 March 2010.

3. To re-elect Mr Keith Tay Ah Kee, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Khaw Kheng Joo, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-elect Mr Edmund Cheng Wai Wing, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-elect Mr David Heng Chen Seng, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

7. To appoint Mr Nihal Vijaya Devadas Kaviratne CBE as Director pursuant to Article 89 of the Company's Articles of Association.

8. To re-appoint Messrs Ernst & Young LLP as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

9. To approve payment of Directors' fees of S$1,051,318 for the year ended 31 March 2010.

10. To approve payment of Directors' fees of up to S$1,308,200 for the year ending 31 March 2011.

Special Business

Ordinary Resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

11. That authority be and is hereby given to the Directors of the Company to:

    (a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

    (ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

    at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

    (b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

    provided that:

    (1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 5 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

    (2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage

Notice of Annual General Meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

12. That the Directors be and are hereby authorised to:

(a) grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company ("**Shares**") as may be required to be issued pursuant to the exercise of options under the SATS Employee Share Option Plan ("**Share Option Plan**") and/or such number of fully paid Shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"),

provided that:

(i) the aggregate number of new Shares to be allotted and issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued Shares (excluding treasury shares) from time to time; and

(ii) the aggregate number of Shares under awards to be granted pursuant to the Performance Share Plan and/or the Restricted Share Plan during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 1 percent of the total number of issued Shares (excluding treasury shares) from time to time.

13. To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of Books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 37th Annual General Meeting of the Company to be held on 30 July 2010, the Transfer Books and Register of Members of the Company will be closed on 6 August 2010 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 August 2010 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 5 August 2010 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 18 August 2010.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 25th day of June 2010
Singapore

Notice of Annual General Meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Explanatory Notes

1. In relation to Ordinary Resolution Nos. 3, 4 and 5, Mr Keith Tay Ah Kee, Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2009-10 for more information relating to Mr Tay, Mr Khaw and Mr Cheng. Mr Tay is currently the Chairman of the Audit Committee and is also a member of the Nominating Committee. Mr Khaw is currently the Chairman of the Nominating Committee and is also a member of the Board Risk Committee. Mr Cheng is the Chairman of the Board and is also the Chairman of both the Board Executive Committee and the Remuneration and Human Resource Committee. Mr Tay, Mr Khaw and Mr Cheng are considered by the Nominating Committee to be independent Directors.

2. In relation to Ordinary Resolution No. 6, Mr David Heng Chen Seng will be retiring from office at the Annual General Meeting pursuant to Article 90 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2009-10 for more information relating to Mr Heng. Mr Heng is currently a member of both the Board Executive Committee and the Board Risk Committee. Mr Heng is considered by the Nominating Committee to be a non-independent Director.

3. In relation to Ordinary Resolution No. 7, Mr Kaviratne is proposed to be appointed as an additional Director pursuant to Article 89 of the Company's Articles of Association. Please refer to the section on "**Board of Directors**" in the SATS Annual Report for FY2009-10 for more information relating to Mr Kaviratne. Upon his appointment, the Nominating Committee will consider Mr Kaviratne to be an independent Director.

4. Ordinary Resolution No. 9 is to approve the payment of Directors' fees of S$1,051,318 for the year ended 31 March 2010, for services rendered by Directors on the Board as well as on various Board Committees. The scale of fees for computation of the said Directors' fees is set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2009-10.

5. Ordinary Resolution No. 10 is to approve the payment of Directors' fees of up to S$1,308,200 for the current financial year ("**FY2010-11**"). If approved, the proposal will facilitate the payment of Directors' fees during the financial year in which such fees are incurred. The amount of Directors' fees has been computed on the basis of the anticipated number of Board and Board Committee meetings for FY2010-11, assuming attendance in person by all the Directors at such meetings, at the scale of fees set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2009-10, and also caters for additional fees (if any) which may be payable due to additional Board or Board Committee members being appointed in the course of FY2010-11. If for unforeseen reasons, payments are required to be made to the Directors in excess of the amount proposed, the Company will revert to shareholders for approval at the subsequent Annual General Meeting before any such payments are made.

6. Ordinary Resolution No. 11, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Ordinary Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 5 percent for issues other than on a *pro rata* basis. The 5 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

7. Ordinary Resolution No. 12, if passed, will empower the Directors to offer and grant awards pursuant to the Performance Share Plan and/or the Restricted Share Plan and to allot and issue Shares pursuant to the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, provided that:

   (a) the aggregate number of new Shares which may be issued under the Share Option Plan, the Performance Share Plan and the Restricted Share Plan is limited to 15 percent of the total number of issued Shares (excluding treasury shares) from time to time; and

   (b) the aggregate number of Shares under awards which may be granted pursuant to the Performance Share Plan and/or the Restricted Share Plan from this Annual General Meeting to the next Annual General Meeting shall not exceed 1 percent of the total number of issued Shares (excluding treasury shares) from time to time.

   The Share Option Plan was adopted by the Company in February 2000 and the last grant of options thereunder was made on 1 July 2008. The Performance Share Plan and the Restricted Share Plan were adopted at an Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006 and 2010.

Notes

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

Proxy Form

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

IMPORTANT
1 For investors who have used their CPF monies to buy the Company's shares, this Report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.

2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We, ____________________ (NRIC/Passport No. ____________)

of ____________________ (Address)
being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**"), hereby appoint

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the Company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 30 July 2010 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our proxy to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
Ordinary Business			
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Keith Tay Ah Kee as Director		
4	Re-election of Mr Khaw Kheng Joo as Director		
5	Re-election of Mr Edmund Cheng Wai Wing as Director		
6	Re-election of Mr David Heng Chen Seng as Director		
7	Appointment of Mr Nihal Vijaya Devadas Kaviratne CBE as Director		
8	Re-appointment and remuneration of Auditors		
9	Approval of Directors' fees for the year ended 31 March 2010		
10	Approval of Directors' fees for the year ending 31 March 2011		
Special Business			
11	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
12	Authority for Directors to offer and grant awards and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		

* Delete accordingly.
** Indicate your vote "For" or "Against" with a (✓) within the box provided.

Total Number of Shares Held

Dated this ______ day of __________ 2010

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the AGM.
6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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Request Form

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

25 June 2010

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2009-2010. The SFR contains a review of the SATS Group for the year ended 31 March 2010. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group for financial year 2009-2010 are set out in a separate report called the Annual Report. This report is available to all registered SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for financial year 2009-2010 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than **2 July 2010**. **If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for financial year 2009-2010 and for future financial years.**

Nonetheless, please note that you may change your request in respect of our SFR and Annual Report for future financial years. If you had previously indicated your preference to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, you may change your earlier request by ticking the appropriate box in the request form below and returning it to us at the address specified overleaf, by no later than **2 July 2010**. If we do not receive your request form, we will take it that there have been no changes to your preference. Your latest request will supersede the earlier requests received by us.

Please note that you will also be able to access the Annual Report on the SATS website www.sats.com.sg from 9 July 2010.

Yours faithfully,
FOR SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SHIREENA JOHAN WOON
Company Secretary

TO: The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00, The Corporate Office
Singapore 068906

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] *Please send to me/us the Annual Report for financial year 2009-2010 only.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2009-2010 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

***If you hold the shares under or through CPFIS, you can only select this first option.**

The shares are held by me/us under or through *(please tick)*:

[ ] CDP Securities Account Number: | 1 | 6 | 8 | 1 | - | | | | | | - | | | | |

[ ] CPF Investment Scheme ("CPFIS") Account

[ ] Physical Scrips

Name(s) of shareholder(s): ______________________

NRIC/Passport Number(s): ______________________

Address: ______________________

Signature(s): ______________________ Date: ______________________

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Postage will be paid by addressee. For posting in Singapore only

BUSINESS REPLY SERVICE
PERMIT NO. 08403



The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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Registered Office
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

Company Registration No.
197201770G

General Line
Phone 65-6542 5555

Investor Relations
Phone 65-6541 8200
Fax 65-6541 8204

www.sats.com.sg

sats
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25 June 2010

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")
- CIRCULAR TO SHAREHOLDERS DATED 25 JUNE 2010
- SUMMARY REPORT FOR FY2009-10

I am pleased to enclose a copy each of the following documents for your retention :

(1) Circular to Shareholders dated 25 June 2010; and
(2) Summary Report for FY2009-10

Yours truly



Shireena Woon
Vice President, Legal / Company Secretary
Singapore Airport Terminal Services Limited

enc.

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

CIRCULAR DATED 25 JUNE 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Singapore Airport Terminal Services Limited (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited takes no responsibility for the accuracy of any statements or opinions made in this Circular.

sats
one with you

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

CIRCULAR TO SHAREHOLDERS IN RELATION TO

(1) the proposed renewal of the Mandate for Interested Person Transactions;

(2) the proposed adoption of the Share Purchase Mandate;

(3) the proposed alterations to Article 4 of the Articles of Association of the Company; and

(4) the proposed change of name of the Company.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	28 July 2010 at 9.45 a.m.
Date and time of Extraordinary General Meeting	:	30 July 2010 at 9.45 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Marina Mandarin Ballroom Level 1, Marina Mandarin Singapore 6 Raffles Boulevard, Marina Square Singapore 039594

CONTENTS

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"2009 AGM"	:	The annual general meeting of the Company held on 28 July 2009.
"Articles"	:	The Articles of Association of the Company.
"Awards"	:	Awards in respect of Shares granted under the SATS Performance Share Plan and/or the SATS Restricted Share Plan.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SATS"**	:	Singapore Airport Terminal Services Limited.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 36 to 38 of this Circular.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 27 May 2010.
"2009 Letter to Shareholders"	:	The Company's Letter to Shareholders dated 19 June 2009.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"ROE"	:	Return on equity.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Options"	:	Options to subscribe for new Shares granted pursuant to the SATS Employee Share Option Plan.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register.
"Shares"	:	Ordinary shares in the capital of the Company.
"SIA"	:	Singapore Airlines Limited.
"SIC"	:	The Securities Industry Council.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.

"**Temasek**"	:	Temasek Holdings (Private) Limited.
"**S$**", "**$**" and "**cents**"	:	Singapore dollars and cents, respectively.
"**%**" or "**per cent.**"	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Directors:

Mr Edmund Cheng Wai Wing
(Non-Executive Chairman and Independent Director)
Mr David Zalmon Baffsky *(Non-Executive, Independent Director)*
Mr David Heng Chen Seng *(Non-Executive, Non-Independent Director)*
Mr Khaw Kheng Joo *(Non-Executive, Independent Director)*
Dr Rajiv Behari Lall *(Non-Executive, Independent Director)*
Mr Mak Swee Wah *(Non-Executive, Non-Independent Director)*
Mr Ng Kee Choe *(Non-Executive, Non-Independent Director)*
Mr Keith Tay Ah Kee *(Non-Executive, Independent Director)*
Mr Yeo Chee Tong *(Non-Executive, Independent Director)*

Registered Office:

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

25 June 2010

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 30 July 2010 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the IPT Mandate (as defined in paragraph 2.1 below);

(b) the proposed adoption of the Share Purchase Mandate;

(c) the proposed alterations to Article 4 of the Articles; and

(d) the proposed change of name of the Company.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the 2009 AGM, Shareholders approved, *inter alia*, the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual) to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in the Appendix to the 2009 Letter to Shareholders and Ordinary Resolution No. 9 as set out in the notice convening the 2009 AGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the 37th Annual General Meeting which is scheduled to be held on 30 July 2010, immediately preceding the EGM.

2.2 **Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the EGM, to take effect until the 38th Annual General Meeting of the Company. There is no change to the terms of the IPT Mandate which is proposed to be renewed.

2.3 **Appendix 1.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 1 to this Circular. Certain editorial amendments have been made in paragraph 2.2.1 thereto, and these are highlighted in Appendix 1.

2.4 **Audit Committee Statement.** The Audit Committee of the Company, comprising Mr Keith Tay Ah Kee, Mr David Zalmon Baffsky and Mr Yeo Chee Tong, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2009 AGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED ADOPTION OF THE SHARE PURCHASE MANDATE

3.1 **Introduction.** Any purchase or acquisition of Shares by the Company would have to be made in accordance with, and in the manner prescribed by, the Companies Act, the Listing Manual and such other laws and regulations as may, for the time being, be applicable. The Company is also required to obtain approval of its Shareholders at a general meeting if it wishes to purchase or acquire its own Shares. Accordingly, approval is being sought from Shareholders at the EGM for the adoption of the Share Purchase Mandate to enable the Company to purchase or acquire its issued Shares.

If approved by Shareholders at the EGM, the authority conferred by the Share Purchase Mandate will continue in force until the next Annual General Meeting of the Company (whereupon it will lapse, unless renewed at such meeting) or until it is varied or revoked by the Company in general meeting (if so varied or revoked prior to the next Annual General Meeting).

3.2 **Rationale for the Share Purchase Mandate.** The rationale for SATS to undertake the purchase or acquisition of its Shares is as follows:

(a) Repurchased Shares which are held in treasury may be transferred for the purposes of or pursuant to employees' share schemes implemented by the Company. Where Shares held in treasury are used for this purpose, such schemes will not have any dilutive effect to the extent that no new Shares are issued.

(b) In managing the business of the Company and its subsidiaries, management will strive to increase Shareholders' value by improving, *inter alia,* the ROE of the Company. Share purchases may be considered by the Board as one of the ways through which the ROE of the Company may be enhanced.

(c) The Share Purchase Mandate will provide the Company with greater flexibility in managing its capital and maximising returns to its Shareholders. To the extent that the Company has capital and surplus funds which are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to Shareholders in an expedient, effective and cost-efficient manner.

(d) The Share Purchase Mandate will provide the Company the flexibility to undertake share repurchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

The purchase or acquisition of Shares will only be undertaken if it can benefit the Company and Shareholders. Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit described in paragraph 3.3.1 below. No purchase or acquisition of Shares will be made in circumstances which would have or may have a material adverse effect on the financial position of the Group as a whole.

3.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on purchases or acquisitions of Shares by SATS under the proposed Share Purchase Mandate, if approved at the EGM, are summarised below:

3.3.1 ***Maximum Number of Shares***

Only Shares which are issued and fully paid-up may be purchased or acquired by the Company. The total number of Shares which may be purchased or acquired by the Company is limited to that number of Shares representing not more than 10% of the issued Shares as at the date of the EGM at which the adoption of the Share Purchase Mandate is approved. Any Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,095,269,259 issued Shares as at the Latest Practicable Date and assuming that no further Shares are issued pursuant to the exercise of exercisable Share Options or the vesting of Awards, not more than 109,526,925 Shares (representing 10% of the issued Shares) may be purchased or acquired by the Company pursuant to the proposed Share Purchase Mandate.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM at which the adoption of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST through one or more duly licensed dealers appointed by the Company for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") in accordance with an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same (except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares).

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(I) the terms and conditions of the offer;

(II) the period and procedures for acceptances; and

(III) the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares as determined by the Directors, in the case of a Market Purchase and an Off-Market Purchase pursuant to an equal access scheme, must not exceed 105% of the Average Closing Price of the Shares, in either case, excluding related expenses of the purchase or acquisition (the "**Maximum Price**").

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the rules of the SGX-ST for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Status of Purchased Shares.** Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. Accordingly, the total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company which are cancelled and are not held as treasury shares.

3.5 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below.

3.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

3.6 **Source of Funds.** The Company may purchase or acquire its own Shares out of capital, as well as from its profits.

The Company intends to use its internal sources of funds to finance its purchase or acquisition of the Shares. The Company does not intend to obtain or incur any borrowings to finance its purchase or acquisition of the Shares. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that it would materially affect the working capital requirements of the Group.

3.7 **Financial Effects.** The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* the number of Shares purchased or acquired and the price paid for such Shares. The financial effects on the Group, based on the audited consolidated financial statements of the Group for the financial year ended 31 March 2010, are based on the assumptions set out below:

3.7.1 ***Purchase or Acquisition out of Capital or Profits***

Purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

3.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and on the assumptions set out in paragraph 3.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 109,526,925 Shares.

3.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

Assuming that the Company purchases or acquires 109,526,925 Shares at the Maximum Price, in the case of both Market Purchases and Off-Market Purchases, of S$2.69 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase of 109,526,925 Shares is approximately S$294,627,428.25.

3.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.2 and 3.7.3 above, the financial effects on the consolidated financial statements of the Company and the Group for the financial year ended 31 March 2010 would have been as follows:

	Group		**Company**	
	Before Share Purchase	**After Share Purchase**	**Before Share Purchase**	**After Share Purchase**
Total equity ($ million)	1,481.9	1,187.3	1,216.0	921.4
Net asset value per Share ($)	1.36	1.08	1.11	0.84
Profit attributable to equity holders of the Company ($ million)	181.2	181.2	NA	NA
Weighted average no. of issued and paid up Shares (million)	1,082.8	973.3	NA	NA
Basic earnings per Share (cents)	16.7	18.6	NA	NA
Total borrowings[1] ($ million)	23.5	187.0	—	163.5
Cash and cash equivalents ($ million)	195.8	64.6	131.1	—
Net borrowings[2] ($ million)	–172.3	122.4	–131.1	163.5
Gearing[3] (times)	0.02	0.16	0.00	0.18
Current ratio (times)	1.75	1.28	1.33	0.27

Notes:

(1) "Total borrowings" means short term and long term note payables, loans and finance lease commitments.

(2) "Net borrowings" means total borrowings less cash and cash equivalents. A negative figure denotes net cash balance.

(3) "Gearing" is defined as the ratio of total borrowings to total equity.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on historical numbers for the financial year ended 31 March 2010, and is not necessarily representative of future financial performance.

The Company will take into account both financial and non-financial factors (for example, share market conditions and the performance of the Shares) in assessing the relative impact of a share purchase before execution.

3.8 **Tax Implications.** Shareholders who are in doubt as to their respective tax positions or the tax implications of share repurchases by the Company, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

3.9 **Listing Rules.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (a) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement must include, *inter alia,* details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced.

In particular, the Company will not purchase or acquire any Shares through Market Purchases or Off-Market Purchases during the period of two weeks immediately preceding the announcement of the Company's results for each of the first three quarters of the financial year, and during the period of one month immediately preceding the announcement of the Company's annual results.

The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by public shareholders. As at the Latest Practicable Date, Temasek, a substantial Shareholder of the Company, has a deemed interest in 479,577,172 Shares, representing approximately 43.79% of the issued Shares. Temasek is wholly-owned by Minister for Finance (Incorporated). As at the Latest Practicable Date, approximately 55% of the issued Shares are held by public Shareholders. Accordingly, the Company is of the view that there is a sufficient number of the Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

3.10 **Shareholding Limit.** The Articles provide that no person or related group of persons may, without prior approval of the Directors, have an interest (directly or indirectly) in more than 5% of the issued Shares for the time being (the "**Shareholding Limit**"). Temasek and SIA (the "**Approved Shareholders**") are currently entitled to have an interest in Shares in excess of the Shareholding Limit under the Articles. The Company is seeking approval from Shareholders to alter Article 4 of the Articles by removing SIA as an Approved Shareholder (see paragraph 4 below).

The percentage of Shares in which a person has an interest (other than the Approved Shareholders) will increase immediately following any purchase or acquisition of Shares and if the Company cancels the Shares so purchased or acquired, where the Shares which are the subject of the purchase or acquisition are not Shares in which that person has an interest. Similarly, the percentage of voting rights of a Shareholder whose Shares are not the subject of a purchase or acquisition by the Company will increase immediately following any purchase or acquisition of Shares by the Company.

THE COMPANY WISHES TO DRAW THE ATTENTION OF SHAREHOLDERS TO THE FOLLOWING CONSEQUENCES OF A PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY PURSUANT TO THE SHARE PURCHASE MANDATE, IF SHAREHOLDERS APPROVE THE ADOPTION OF THE SHARE PURCHASE MANDATE AT THE EGM.

A PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY MAY INADVERTENTLY CAUSE THE INTEREST IN THE SHARES OF ANY PERSON (OTHER THAN THE APPROVED SHAREHOLDERS) TO REACH OR EXCEED THE SHAREHOLDING LIMIT (IN PARTICULAR, ANY SUCH PERSON WHOSE INTEREST IN SHARES IS CURRENTLY CLOSE TO THE SHAREHOLDING LIMIT).

ACCORDINGLY, PERSONS WHOSE INTERESTS IN SHARES ARE CLOSE TO THE SHAREHOLDING LIMIT AND WHOSE INTERESTS MAY EXCEED THE SHAREHOLDING LIMIT BY REASON OF ANY PURCHASE OR ACQUISITION OF SHARES BY THE COMPANY WOULD HAVE TO SEEK THE PRIOR APPROVAL OF THE DIRECTORS TO CONTINUE TO HAVE, ON SUCH TERMS AS MAY BE IMPOSED BY THE DIRECTORS, AN INTEREST IN THE SHARES REPRESENTING THE NUMBER OF SHARES IN EXCESS OF THE SHAREHOLDING LIMIT, AS A CONSEQUENCE OF A SHARE PURCHASE OR ACQUISITION BY THE COMPANY.

3.11 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

3.11.1 ***Obligation to Make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in the change of effective control, or, as a result of such increase, a Shareholder or group of Shareholders acting in concert obtains or consolidates effective control of the Company, such Shareholder or group of Shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code.

3.11.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:

(a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing companies for the purchase of voting rights. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which the Shareholders (including the Directors) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.11.3 ***Effect of Rule 14 and Appendix 2 of the Take-over Code***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a take-over offer for the Company under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the Ordinary Resolution authorising the Share Purchase Mandate.

3.11.4 ***SIC Rulings applicable to the Company***

As at the Latest Practicable Date, Temasek has a deemed interest (through subsidiaries and associated companies) in 479,577,172 Shares, representing approximately 43.79% of the issued Shares.

In the event that SATS should, pursuant to the Share Purchase Mandate, purchase or acquire up to 10% of its issued Shares, Temasek's interest in the issued Shares could increase by more than 1% in any six-month period. Under the Take-over Code, Temasek would incur a mandatory take-over obligation for the issued Shares.

The Company intends to seek the approval of Shareholders at the 37th Annual General Meeting of the Company to be held immediately before the EGM to appoint Mr Nihal Vijaya Devadas Kaviratne CBE as a Director of the Company ("**New Appointment**"). If the New Appointment is approved, Mr Nihal Vijaya Devadas Kaviratne CBE will be considered to be an independent Director at the time of the EGM. As at the Latest Practicable Date, Mr Ng Kee Choe is a member of the Temasek Advisory Panel. He is also a director of certain Head Companies (as defined in sub-paragraph (b) below), a Temasek Company (as defined in sub-paragraph (b) below) and a Foreign Affiliate (as defined in sub-paragraph (b) below), and Mr Nihal Vijaya Devadas Kaviratne CBE is a director of a Head Company and of a Temasek Company. Both Mr Ng Kee Choe and Mr Nihal Vijaya Devadas Kaviratne CBE are not directors of Temasek. Mr Ng Kee Choe is hereafter referred to as the "**Relevant Director**" and, if the New Appointment is approved, is together with Mr Nihal Vijaya Devadas Kaviratne CBE, hereafter referred to as the "**Relevant Directors**". The Directors other than the Relevant Director (or the Relevant Directors if the New Appointment is approved) are hereafter referred to as the "**Other Directors**". Some of the Other Directors (such as Mr Edmund Cheng Wai Wing and Mr Keith Tay Ah Kee) also sit on the boards of certain Head Companies or companies within certain Head Company Groups (as defined in sub-paragraph (b) below). Mr David Heng Chen Seng is employed by Temasek in his capacity as a Managing Director for Investment at Temasek and is a director of certain Temasek Companies. He is, however, not a director of Temasek. With the exception of Mr David Heng Chen Seng, Mr Ng Kee Choe and Mr Mak Swee Wah, who are non-independent Directors of SATS, all of the Directors are regarded as independent Directors of SATS under the Code of Corporate Governance 2005. Other than Mr David Heng Chen Seng, none of the Directors are nominees of Temasek on the Board of SATS.

Under the Take-over Code, the Relevant Director or, if the New Appointment is approved, the Relevant Directors, and Mr David Heng Chen Seng would be deemed to be acting in concert with Temasek.

Temasek has obtained the following rulings from the SIC:

(a) Relevant Director and, if the New Appointment is approved, the Relevant Directors

The SIC has ruled that the Relevant Director is and, if the New Appointment is approved, the Relevant Directors are, not presumed to be acting in concert with Temasek in respect of SATS and that their present and future holdings of Shares (and those of their concert parties) will not be aggregated or consolidated with the holdings of Shares of Temasek and its concert parties for the purpose of determining whether a general offer obligation would arise under the Take-over Code, including Appendix 2 of the Take-over Code.

The SIC has also ruled that only the Relevant Director and, if the New Appointment is approved, the Relevant Directors, and Mr David Heng Chen Seng are required to refrain from voting in favour of or from making any recommendations to the Shareholders to vote in favour of the resolution to approve the adoption of the Share Purchase Mandate.

The SIC has confirmed that the Other Directors (other than Mr David Heng Chen Seng) are not presumed to be concert parties of Temasek.

(b) Head Company Groups, Foreign Affiliate Groups and Funds of Hedge Funds

The SIC has ruled that the presumption that the Temasek Companies[1] are acting in concert with the Head Company Groups[2] and/or the Foreign Affiliate Groups[3] in relation to SATS is rebutted. Accordingly, shareholdings in SATS of the Temasek Companies will not be aggregated with the present and future holdings of Shares of the Head Company Groups and/or the Foreign Affiliate Groups for purposes of Rule 14 of the Take-over Code.

The SIC has also ruled that the Temasek Companies are not presumed to be acting in concert with the hedge funds in which the Funds of Hedge Funds[4] invest (the "**Relevant Hedge Funds**") with respect to SATS. Accordingly, shareholdings in SATS of the Temasek Companies should not be aggregated with the present and future holdings of Shares of the Relevant Hedge Funds for purposes of Rule 14 of the Take-over Code.

If and notwithstanding that they are aware that the announcement of a share purchase or acquisition by SATS is imminent and that the Share Purchase Mandate is still in force and has not expired:

(i) (1) the Head Company Groups and/or the Foreign Affiliate Groups may acquire Shares; and

(2) the Funds of Hedge Funds may acquire interests in the Relevant Hedge Funds which hold Shares,

without causing Temasek and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to incur a general offer obligation in relation to the Share Purchase Mandate; and

1 "Temasek Companies" means Temasek and its subsidiaries or associated companies as notified to the SIC (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds) and "Temasek Company" means any one of them.

2 "Head Company Group" means each Head Company (being a subsidiary or associated company of Temasek) as set out in Part 1 of Appendix 2 to this Circular, and its subsidiaries and associated companies. Head Companies are together called the "Head Companies" and individually, a "Head Company".

3 "Foreign Affiliate Group" means each Foreign Affiliate (being a foreign-incorporated operating subsidiary or associated corporation of Temasek which is independently managed and operated) as set out in Part 2 of Appendix 2 to this Circular, and its subsidiaries and associated companies. Foreign Affiliates are together called the "Foreign Affiliates" and individually, a "Foreign Affiliate".

4 "Funds of Hedge Funds" means the entities as set out in Part 3 of Appendix 2 to this Circular.

(ii) the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds will not be required to make a general offer for SATS following an increase in their voting rights in SATS as a result of SATS repurchasing its Shares under the Share Purchase Mandate.

The rulings relating to the Temasek Companies and the Funds of Hedge Funds are on condition that the Temasek Companies and the Funds of Hedge Funds respectively:

(aa) do not have any agreement, arrangement or understanding (whether formal or informal) with the Relevant Hedge Funds to acquire Shares to obtain or consolidate effective control of SATS; and

(bb) have not been and will not be involved in the decision by the Relevant Hedge Funds to acquire Shares.

(c) Temasek and its Concert Parties

The SIC has ruled that Temasek and its concert parties (including the Temasek Companies) will be exempted from making a general offer for SATS if Temasek's percentage interest in SATS increases by more than 1% in any six-month period solely as a result of SATS purchasing or acquiring its Shares under the Share Purchase Mandate, subject to the following conditions:

(i) the circular on the resolution to approve the adoption of the Share Purchase Mandate contains advice to the effect that by voting for the adoption of the Share Purchase Mandate, Shareholders are waiving their rights to a general offer at the required price from Temasek and its concert parties (including the Temasek Companies) who as a result of a share purchase or acquisition by SATS under the Share Purchase Mandate would increase their voting rights by more than 1% in any six-month period; and the names of Temasek and its concert parties (including the Temasek Companies) and their voting rights at the time of the resolution and after the proposed share purchase or acquisition by SATS under the Share Purchase Mandate are disclosed in the same circular;

(ii) the resolution to approve the adoption of the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the share purchase or acquisition by SATS under the Share Purchase Mandate;

(iii) Temasek and its concert parties (including the Temasek Companies) abstain from voting and/or recommending Shareholders to vote in favour of the resolution to approve the adoption of the Share Purchase Mandate; and

(iv) Temasek and its concert parties (including the Temasek Companies) have not acquired and will not acquire any Shares between the date on which they know that the announcement of the share purchase or acquisition by SATS under the Share Purchase Mandate is imminent and the earlier of:

(1) the date on which the authority of the Share Purchase Mandate expires; and

(2) the date on which SATS announces that it has bought back such number of Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Shares, as the case may be,

if such acquisitions, taken together with those purchased or acquired by SATS under the Share Purchase Mandate, would cause their aggregate voting rights to increase by more than 1% in any six-month period.

If SATS ceases to buy back its Shares and the increase in the aggregate voting rights held by Temasek and its concert parties (including the Temasek Companies) as a result of SATS repurchasing its Shares at the time of such cessation is less than 1% in any six-month period, Temasek and its concert parties (including the Temasek Companies) will be allowed to acquire voting rights in SATS. However, any increase in Temasek and its concert parties' (including the Temasek Companies) percentage of voting rights as a result of the share buy back by SATS will be taken into account together with any voting rights acquired by Temasek and its concert parties (including the Temasek Companies) (by whatever means) in determining whether Temasek and its concert parties (including the Temasek Companies) have increased their aggregate voting rights in SATS by more than 1% in any six-month period.

(d) Invalidation of SIC Rulings

The above rulings and/or confirmations will be invalidated should, *inter alia*, subsequent evidence indicate that any of the Head Company Groups, the Foreign Affiliate Groups and/or the Directors are or have been acting in concert with Temasek and/or its concert parties (including the Temasek Companies) with respect to SATS. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchases of the Shares, and in cases where the Foreign Affiliates are funds, the investment mandate and focus of such funds.

3.11.5 ***Advice to Shareholders***

Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the adoption of the Share Purchase Mandate, they will be waiving their rights to a general offer at the required price from Temasek and its concert parties (including the Temasek Companies) who, as a result of the purchase or acquisition of Shares by SATS pursuant to the Share Purchase Mandate, would increase their collective interest in the Shares by more than 1% in any six-month period.

3.11.6 ***Voting rights of Temasek and its concert parties (including the Temasek Companies) before and after Share purchase and the exercise in full of all vested Share Options into Shares***

Venezio Investments Pte. Ltd. ("**Venezio**") is an indirect wholly-owned subsidiary of Temasek. The immediate holding company of Venezio is Napier Investments Pte. Ltd. ("**Napier**") which is in turn held by Tembusu Capital Pte. Ltd. ("**Tembusu**"), a wholly-owned subsidiary directly held by Temasek. Based on the direct holdings of Shares of Venezio and the deemed interests in Shares of each of Napier, Tembusu and Temasek as at the Latest Practicable Date, and assuming that:

(a) there is no change in Venezio's direct holdings of Shares and no change in the deemed interests in Shares of Napier, Tembusu and Temasek between the Latest Practicable Date and the date of the EGM;

(b) no new Shares are issued to Venezio, Napier, Tembusu and/or Temasek by SATS following approval being received from Shareholders at the EGM for the adoption of the Share Purchase Mandate; and

(c) Venezio, Napier, Tembusu and/or Temasek do not sell or otherwise dispose of their respective holdings of or interests in Shares,

the aggregate interest, both direct and deemed, in Shares of Venezio, Napier, Tembusu and Temasek as at the date of the EGM and after the purchase by SATS of 10% of the issued Shares pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase (as at date of EGM)			After Share Purchase		
	No. of Shares	**% of total issued Shares[1]**	**% of total issued Shares assuming full exercise of all vested Share Options[2]**	**No. of Shares**	**% of total issued Shares[3]**	**% of total issued Shares assuming full exercise of all vested Share Options[4]**
Temasek	479,096,858[5]	43.74	42.44	479,096,858[5]	48.60	47.15
Tembusu	479,096,858[6]	43.74	42.44	479,096,858[6]	48.60	47.15
Napier	479,096,858[6]	43.74	42.44	479,096,858[6]	48.60	47.15
Venezio	479,096,858	43.74	42.44	479,096,858	48.60	47.15

Notes:

(1) Based on 1,095,269,259 issued Shares as at the Latest Practicable Date.

(2) Based on 1,128,909,796 issued Shares, being the aggregate of (i) 1,095,269,259 issued Shares, and (ii) 33,640,537 Shares arising from the exercise in full of all vested Share Options, as at the Latest Practicable Date.

(3) Based on 985,742,334 issued Shares, being the 1,095,269,259 Shares referred to in note (1) above, after repurchase of 109,526,925 Shares.

(4) Based on 1,016,018,817 issued Shares, being the 1,128,909,796 issued Shares referred to in note (2) above, after repurchase of 112,890,979 Shares.

(5) This reflects Temasek's deemed interest in the Shares held through Venezio and excludes the 480,314 Shares in which Temasek is deemed to have an interest through its other subsidiaries and associated companies under Section 7 of the Companies Act. Temasek has no direct holdings of Shares.

(6) Tembusu and Napier are deemed by virtue of Section 7 of the Companies Act to be interested in the Shares held by Venezio. Tembusu and Napier have no direct holdings of Shares.

Shareholders are advised to consult their professional advisers and/or the SIC at the earliest opportunity as to whether an obligation to make a general offer would arise by reason of any purchase or acquisition of Shares by the Company.

4. THE PROPOSED ALTERATIONS TO ARTICLE 4 OF THE ARTICLES

4.1 **Background and Rationale.** Article 4 of the Articles currently provides that no person or related group of persons may, without prior approval of the Directors, have an interest (directly or indirectly) in more than the Shareholding Limit of 5% of the issued Shares for the time being. Temasek and SIA, being the Approved Shareholders, are entitled to have an interest in Shares in excess of the Shareholding Limit under the Articles.

Following completion of the dividend *in specie* of substantially all of the Shares held by SIA to entitled shareholders of SIA in 2009, the Company has ceased to be part of the SIA group. The Company is accordingly proposing that Article 4 of the Articles be altered by removing SIA as an Approved Shareholder entitled to have an interest in Shares in excess of the Shareholding Limit under Article 4.

4.2 **Article 4.** Article 4 provides that, subject to the approval of Shareholders in general meeting, Shares may be issued by the Directors with such rights and on such terms as the Directors may think fit. However, it is provided in proviso (a) to Article 4 that, except with the prior approval of the Directors, no Shares may be issued or transferred to any person or related group of persons if by reason thereof such person or related group of persons will have an interest, directly or indirectly, in Shares in excess of the Shareholding Limit.

The last paragraph of Article 4 further provides that, notwithstanding any other provision of the Articles, Temasek, SIA and/or such other person or persons approved by the Directors shall be entitled to have an interest in Shares in excess of the Shareholding Limit on such terms and conditions as the Directors may think fit.

Article 4 is proposed to be altered by deleting the reference to SIA in the last paragraph. Under Article 4, as proposed to be altered, Temasek will continue to be entitled to have an interest in Shares in excess of the Shareholding Limit.

4.3 **Appendix 3.** The text of Article 4 which is proposed to be altered is set out in Appendix 3 to this Circular. The proposed alterations to Article 4 of the Articles are subject to Shareholders' approval at the EGM.

5. THE PROPOSED CHANGE OF NAME

5.1 **Proposal to Change Name and Rationale.** The Company is proposing to change its name from "Singapore Airport Terminal Services Limited" to "SATS Ltd.".

Since its corporatisation in 1972, the Company has been a provider of ground handling and airline catering services in Singapore. Over time, the Company has expanded its overseas network of airports where it provides ground handling services, as well as increased its portfolio of related products and services such as food supplies and logistics, processing and distribution in both aviation and non-aviation sectors. The acquisition of Singapore Food Industries Limited in 2009 has strengthened the Company's ability to grow both airport services as well as food solutions businesses (which cover both aviation as well as non-aviation food-related services, such as food manufacturing, catering, processing and retailing).

The proposed change of name to "SATS Ltd." would be more reflective of the Company's businesses, which go beyond the provision of airport terminal services. "SATS", the acronym of the Company's name, has been retained as it has been, and continues to be, closely associated with the Company, and is used to identify and refer to the Company. In addition, "SATSvcs" is also the Company's counter name on the SGX-ST.

The acronym "SATS" has been and continues to be widely recognised as the Company's brand name as well. "SATS" as a word mark has also been used as the Company's logo and appears in various forms on its products and services, websites, buildings, corporate collaterals, and marketing and promotional materials.

5.2 **No Change to Share Certificates.** Shareholders should note that, notwithstanding the proposed change of name of the Company to "SATS Ltd.", the existing share certificates of the Company will continue to be valid for trading on the SGX-ST. The Company will not undertake a recall of existing share certificates from Shareholders and the existing share certificates will continue to be good evidence of title.

5.3 **Shareholders' Approval.** The proposed change of name is subject to Shareholders' approval at the EGM.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 **Directors' Interests in Shares.** The interests of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Directors	Direct Interest Number of Shares	%(2)	Deemed Interest(1) Number of Shares	%(2)	No. of Shares comprised in outstanding Share Options/ Awards
Mr Edmund Cheng Wai Wing	—	—	—	—	—
Mr David Zalmon Baffsky	—	—	—	—	—
Mr David Heng Chen Seng	—	—	—	—	—
Mr Khaw Kheng Joo	—	—	—	—	—
Dr Rajiv Behari Lall	—	—	—	—	—
Mr Mak Swee Wah	—	—	—	—	—
Mr Ng Kee Choe	11,000	0.001	—	—	—
Mr Keith Tay Ah Kee	35,000	0.003	—	—	—
Mr Yeo Chee Tong	200,000	0.018	—	—	—

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act.

(2) Based on 1,095,269,259 issued Shares as at the Latest Practicable Date.

6.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholders	Direct Interest Number of Shares	%[1]	Deemed Interest Number of Shares	%[1]	Total Interest Number of Shares	%[1]
Temasek	—	—	479,577,172[2]	43.79	479,577,172	43.79
Tembusu	—	—	479,096,858[3]	43.74	479,096,858	43.74
Napier	—	—	479,096,858[3]	43.74	479,096,858	43.74
Venezio	479,096,858	43.74	—	—	479,096,858	43.74

Notes:

(1) Based on 1,095,269,259 issued Shares as at the Latest Practicable Date.

(2) Venezio holds 479,096,858 Shares, and Temasek is the holding company of Venezio. Accordingly, Temasek has a deemed interest in all the Shares held by Venezio. In addition, Temasek is deemed to be interested in 480,314 Shares in which its other subsidiaries and associated companies have or are deemed to have an interest pursuant to Section 7 of the Companies Act.

(3) As Tembusu is the holding company of Napier, which is in turn the holding company of Venezio, Tembusu and Napier are deemed by virtue of Section 7 of the Companies Act to be interested in the Shares held by Venezio.

7. DIRECTORS' RECOMMENDATIONS

7.1 **Proposed Renewal of IPT Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Mr Edmund Cheng Wai Wing, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo, Dr Rajiv Behari Lall, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 2.3 of Appendix 1 to this Circular) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company. For the reasons set out in paragraphs 2.1 and 2.6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM.

Mr David Heng Chen Seng (holding an executive position in Temasek), Mr Mak Swee Wah (holding an executive position in SIA, an associate of Temasek) and Mr Ng Kee Choe (who is a member of the Temasek Advisory Panel) will abstain from voting their Shares (if any) on Resolution 1. They will also not accept any appointment to act as proxies or otherwise for voting on Resolution 1 unless specific instructions have been given in the Proxy Form(s) on how the votes are to be cast in respect of Resolution 1.

Temasek and its associates, being Interested Persons, will also abstain from voting in respect of their holdings of Shares (if any) on Resolution 1.

7.2 **Proposed Adoption of Share Purchase Mandate.** The Directors (other than the Relevant Director or, if the New Appointment is approved, the Relevant Directors and Mr David Heng Chen Seng) are of the opinion that the proposed adoption of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed adoption of the Share Purchase Mandate to be proposed at the EGM.

The Relevant Director or, if the New Appointment is approved, the Relevant Directors and Mr David Heng Chen Seng have abstained from making any recommendation for Shareholders to vote in favour of Resolution 2 and will abstain from voting their Shares (if any) on Resolution 2. They will also not accept any appointment as proxies or otherwise for voting on Resolution 2 unless specific instructions have been given in the Proxy Form(s) on how the votes are to be cast in respect of Resolution 2.

Temasek and its concert parties (including the Temasek Companies) will abstain from voting in respect of their holdings of Shares (if any) on Resolution 2.

7.3 **Proposed Alterations to Article 4 of the Articles.** The Directors are of the opinion that the proposed alterations to Article 4 of the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 3, being the Special Resolution relating to the proposed alterations to Article 4 of the Articles to be proposed at the EGM.

7.4 **Proposed Change of Name of the Company.** The Directors are of the opinion that the proposed change of name of the Company is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 4, being the Special Resolution relating to the proposed change of name of the Company to be proposed at the EGM.

8. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 36 to 38 of this Circular, will be held at Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594 on 30 July 2010 at 9.45 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the Ordinary and Special Resolutions set out in the Notice of EGM.

9. ACTION TO BE TAKEN BY SHAREHOLDERS

9.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not later than 9.45 a.m. on 28 July 2010. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

9.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

10. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2010;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2009 Letter to Shareholders.

11. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Mr Edmund Cheng Wai Wing
Chairman

APPENDIX 1

THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2010, the consolidated NTA of the SATS Group was approximately S$927.7 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2011 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$46.4 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) (in the case of a company) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder means an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director and his immediate family, the chief executive officer and his immediate family or controlling shareholder and his immediate family have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the total number of issued shares in the company excluding treasury shares (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) (in the case of a company) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore had been deregulated and may now obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the competition arising from the deregulation, it may be beneficial for the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the Extraordinary General Meeting of the Company to be held on 30 July 2010 and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit Committee of the Company (the "**Audit Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including ~~financial support,~~ technical and information technology services, ~~insurance services,~~ central purchasing~~, internal audit~~ and other support services, whilst the EAR Group provides, *inter alia,* air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the President & Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression "**known vendors**" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "**counterparties**" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit Committee.

References to the "**same Interested Person**" shall bear the meaning set out in Rule 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit Committee has an interest in the transaction to be reviewed by the Board or the Audit Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))	Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)

2.7 Audit Committee's Statements

2.7.1 The Audit Committee has reviewed the terms of the IPT Mandate, as proposed to be renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

APPENDIX 2

HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS

Part 1 — The Head Companies

1. Singapore Telecommunications Ltd
2. MediaCorp Pte. Ltd.
3. Sembcorp Industries Ltd
4. Keppel Corporation Limited
5. Singapore Airlines Limited
6. PSA International Pte Ltd
7. SMRT Corporation Ltd
8. Singapore Power Limited
9. Wildlife Reserves Singapore Pte Ltd
10. Neptune Orient Lines Limited
11. Singapore Technologies Engineering Ltd
12. CapitaLand Limited
13. STATS ChipPac Ltd
14. Vertex Venture Holdings Ltd (formerly known as Vertex Venture Holdings Pte Ltd)
15. Singapore Technologies Telemedia Pte Ltd
16. Accuron Technologies Limited
17. Gas Supply Pte Ltd
18. Mapletree Investments Pte Ltd
19. Aetos Security Management Pte Ltd
20. Certis CISCO Security Pte. Ltd. (formerly known as CISCO Security Pte. Ltd.)
21. CitySpring Infrastructure Management Pte. Ltd.
22. National University Hospital (Singapore) Pte Ltd
23. ST Asset Management Ltd.
24. Surbana Corporation Pte. Ltd.
25. Singapore Cruise Centre Pte. Ltd.

26. Singex Exhibition Ventures Pte. Ltd.

27. Singex Exhibitions Pte. Ltd.

28. Singex Venues Pte. Ltd.

29. DBS Group Holdings Ltd

30. New Horizon Partners Ltd

Part 2 — The Foreign Affiliates

1. PT Bank Danamon Indonesia Tbk

2. Alliance Financial Group Berhad (formerly known as Malaysian Plantations Berhad)

3. Shin Corporation Public Company Limited

4. NIB Bank Limited

5. Firstsource Solutions Limited

6. Graviss Hospitality Limited. (formerly known as The GL Hotels Limited)

Part 3 — The Funds of Hedge Funds

1. Fullerton Absolute Returns Investment Strategies Fund

2. Fullerton Monex Asia Feeder

3. Fullerton Capital Pte Ltd

APPENDIX 3

THE PROPOSED ALTERATIONS TO ARTICLE 4 OF THE ARTICLES

The alterations which are proposed to be made to Article 4 of the Articles are set out below. For ease of reference and where appropriate, the full text of Article 4 which is proposed to be altered has also been reproduced and the principal alterations highlighted.

Existing Article 4

Issue of shares

4. *Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine;*

Provided always that:

(a) *unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;*

(b) *no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting;*

(c) *(subject to any direction to the contrary that may be given by the Company in general meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 52(1) with such adaptations as are necessary shall apply;*

(d) *any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52(2), shall be subject to the approval of the Company in general meeting;*

(e) *preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed; and*

(f) *the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.*

Notwithstanding any other provision of these Articles, Temasek Holdings (Private) Limited, Singapore Airlines Limited and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary shares of the Company on such terms and conditions as the Directors may think fit.

APPENDIX 3

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine;

Issue of shares

Provided always that:

(a) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting;

(c) (subject to any direction to the contrary that may be given by the Company in general meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 52(1) with such adaptations as are necessary shall apply;

(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52(2), shall be subject to the approval of the Company in general meeting;

(e) preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed; and

(f) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

Notwithstanding any other provision of these Articles, Temasek Holdings (Private) Limited~~, Singapore Airlines Limited~~ and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary shares of the Company on such terms and conditions as the Directors may think fit.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on 30 July 2010 at 9.45 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolutions 1 and 2 will be proposed as Ordinary Resolutions and Resolutions 3 and 4 will be proposed as Special Resolutions:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Mandate for Interested Person Transactions

That:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 25 June 2010 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 2: Ordinary Resolution
The Proposed Adoption of the Share Purchase Mandate

That:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(a) market purchase(s) on the SGX-ST; and/or

(b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the basis set out below) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed, in the case of both a market purchase of a Share and an off-market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3: Special Resolution
The Proposed Alterations to Article 4 of the Articles of Association of the Company

That Article 4 of the Articles of Association of the Company be altered in the manner and to the extent as set out in Appendix 3 to the Circular.

Resolution 4: Special Resolution
The Proposed Change of Name of the Company

That the name of the Company be changed from "Singapore Airport Terminal Services Limited" to "SATS Ltd." and that the name "SATS Ltd." be substituted for "Singapore Airport Terminal Services Limited" wherever the latter name appears in the Memorandum and Articles of Association of the Company.

By Order of the Board

Shireena Johan Woon (Ms)
Company Secretary

25 June 2010
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
3. The Company may use internal or external sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Company and the Company and its subsidiaries for the financial year ended 31 March 2010, based on certain assumptions, are set out in paragraph 3.7 of the Circular.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

PROXY FORM

1. For investors who have used their CPF monies to buy the Company's shares, the Circular to Shareholders dated 25 June 2010 is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ______________________________ (NRIC/Passport No. ______________)

of ____

being a member/members of Singapore Airport Terminal Services Limited (the "**Company**") hereby appoint

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Extraordinary General Meeting ("**EGM**") of the Company as *my/our *proxy/proxies to attend and vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the EGM of the Company, to be held on 30 July 2010 at Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594 at 9.45 a.m. (or as soon thereafter following the conclusion or adjournment of the 37th Annual General Meeting of the Company to be held at 9.30 a.m. on the same day and at the same place) and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our proxy to vote, for or against the Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the EGM and at any adjournment thereof.

No.	Resolutions	**For	**Against
1	**Ordinary Resolution** To approve the proposed renewal of the Mandate for Interested Person Transactions.		
2	**Ordinary Resolution** To approve the proposed adoption of the Share Purchase Mandate.		
3	**Special Resolution** To approve the proposed alterations to Article 4 of the Articles of Association of the Company.		
4	**Special Resolution** To approve the proposed change of name of the Company.		

* Delete accordingly.
** Indicate your vote "For" or "Against" with a "√" within the box provided.

Dated this ________ day of ______________ 2010.

Total number of Shares held

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the EGM.
6. On a show of hands, the Chairman of the EGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

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The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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